UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
CNA Surety Corporation
(Name of Subject Company (Issuer))

CNA Financial Corporation
(Names of Filing Persons (Offeror))

Common Stock, $.01 par value
(Title of Class of Securities)

12612L1008
(CUSIP Number of Class of Securities)

Jonathan D. Kantor, Esq.
Executive Vice President, General Counsel and Secretary
CNA Financial Corporation
333 South Wabash Avenue
Chicago, Illinois 60604-4107
Telephone: (312) 822-5000
(Name, address, and telephone numbers of person
authorized to receive notices and communications
on behalf of filing persons)
With a copy to:
Gary Horowitz, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017-3954
Telephone: (212) 455-2000
☑	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which this statement relates:

☑ third party tender offer subject to Rule 14d-1	☑	going-private transaction subject to Rule 13e-3
☐ issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Form of Letter Sent to CNA Employees
[CNA Letterhead]
November 4, 2010
Dear Colleague,
CNA announced its third quarter results this week; so, let me start there.
Our Property & Casualty Operations combined ratio was 97.9, which is on a par with the previous few quarters before the effects of prior year development and catastrophe losses. Net written premiums decreased 1% — substantially better than the 8% decrease in the third quarter last year. Our capital position continued to improve, as reflected in a 19% increase in book value per common share from the end of 2009.
We completed a major loss portfolio transfer transaction with National Indemnity Company, a subsidiary of Berkshire Hathaway. We recognized a $365 million loss from the transaction in the third quarter. As we announced last quarter, this transaction substantially enhances CNA’s financial stability and eliminates our exposure to legacy asbestos and environmental pollution liabilities.
In addition to our third quarter earnings, CNA Financial Corporation (NYSE: CNA) announced that it has proposed to acquire all of the outstanding shares of common stock of CNA Surety Corporation (NYSE: SUR) that are not currently owned by subsidiaries of CNA for $22.00 per share in cash. The proposed transaction is consistent with CNA’s strategic objective to grow our Specialty franchise.
Over the past 12 months, CNA has made substantial investments in new people, positions and locations to improve our responsiveness to producers and customers. These investments are evident in increased new business in Specialty. In Commercial, we are seeing improved retention and increased new business in Small Business. We are also seeing a shift in Middle Market new business to more desirable segments. In addition, we are moving ahead on a range of initiatives to improve our process management and become more efficient and effective.
Looking to 2011, we expect the market to remain very competitive; but, we also see promising areas, such as technology and manufacturing. I remain very optimistic about CNA’s future.
We all have a part to play in making CNA a bigger, more profitable company. I encourage you to act like an owner — constantly thinking about how to make CNA more effective and distinctive in the eyes of our customers. I also ask you to take personal accountability for achieving individual and collective goals.
I’m convinced with the right attitude, people, execution and a sense of urgency, we can take CNA to the next level. Thanks for your hard work. Enjoy the upcoming holidays, and let’s use the rest of the year as a springboard to an even more successful 2011.
Sincerely,
/s/ Thomas F. Motamed
Tom Motamed

Additional Information and Where to Find It
This communication is not an offer to purchase or a solicitation of an offer to sell any securities. Any solicitation or offer will only be made through materials filed with the SEC. CNA Surety stockholders and other interested parties are urged to read these materials when they become available because they will contain important information. CNA Surety stockholders will be able to obtain such documents (when available) free of charge at the SEC’s web site, www.sec.gov. CNA Surety stockholders will also be able to obtain these documents that are filed by CNA (when available) for free from CNA at www.cna.com or at 333 South Wabash Avenue, Chicago, Illinois 60604.
Forward-Looking Statements
This communication may include statements which relate to anticipated future events (forward-looking statements) rather than actual present conditions or historical events. These statements generally include words such as “believes”, “expects”, “intends”, “anticipates”, “estimates”, and similar expressions. Forward-looking statements, by their nature, are subject to a variety of inherent risks and uncertainties that could cause actual results to differ materially from the results projected. Many of these risks and uncertainties cannot be controlled by CNA and include the possibility that negotiations with the special committee of CNA Surety may not be successful and the possibility that the transaction may not be completed on the terms described in this communication or at all, including as a result of changes in the business or prospects of CNA Surety. For a detailed description of other risks and uncertainties affecting CNA, please refer to CNA’s filings with the Securities and Exchange Commission, available at www.cna.com.
Any forward-looking statements made in this presentation are made by CNA as of the date of this communication. Further, CNA does not have any obligation to update or revise any forward-looking statement contained in this communication, even if CNA’s expectations or any related events, conditions or circumstances change.